Exhibit (m)(iv)(B)

DIREXION FUNDS

C CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Class C Distribution Plan shall be 1.00% of the average daily net assets for the following funds:

Direxion Indexed Commodity Strategy Fund

Direxion Indexed Managed Futures Strategy Fund

Direxion Hilton Tactical Income Fund

Last Revised: August 24, 2017